SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

500 BOYLSTON STREET

DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com January 11, 2018

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David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	GAMCO Global Gold, Natural Resources & Income Trust

(File Nos.: 333-221337; 811-21698)

Dear Mr. Orlic:

Thank you for your oral comments provided on December 4, 2017 regarding your review of the registration statement on Form N-2 filed on November 3, 2017 (the “Registration Statement”) by GAMCO Global Gold, Natural Resources & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “Commission”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file following your review of this letter, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your comments are summarized forth in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

David Orlic

January 11, 2018

Prospectus Cover Page

1.	We note that the Fund defines “Natural Resources Companies” as “companies principally engaged in the exploration, production or distribution of natural resources, such as gas, oil, paper, food and agriculture, forestry products, metals and minerals as well as related transportation companies and equipment manufacturers.” Please clarify that the reference to “metals” in this definition refers to metals other than gold.

The Fund will make the requested clarification.

2.	The cover page states that investing in the Fund’s shares involves risks and directs the reader to the “Risk Factors and Special Considerations” section of the Prospectus. Please add a reference to risk disclosures relating to the Fund’s option strategy of writing (selling) covered call options on equity securities in its portfolio and the Fund’s use of other derivative instruments.

The Fund will add the requested references.

3.	Please clarify that the Fund only updates its Statement of Additional Information in connection with an offering; thus, a copy of the Statement of Additional Information is not available on the Fund’s website.

The Fund will make the requested clarification.

Prospectus Summary

4.	If true, please disclose under the “Investment Objectives and Policies” heading that the Fund’s equity investments are principally in the shares of issuers that pay dividends or other distributions.

The Fund believes that Rule 35d-1 under the 1940 Act does not apply to the Fund’s use of the word “income” in its name because this term suggests an investment objective or strategy rather than a type of investment. See FAQs about Rule 35d-1 (Investment Company Names), Question 9 (Dec. 4, 2001). The Fund believes that the use of the term “income” in its name is appropriate given its income generating options writing strategy, which is disclosed in detail under the referenced heading.

5.	In the second paragraph under the “Preferred Shares and Borrowing” heading, the sixth sentence provides that the Fund “may also engage in investment management techniques which will not be considered senior securities if the Fund establishes in a segregated account cash or other liquid securities or sets aside assets on the accounting records equal to the Fund’s obligations in respect of such techniques.” Please clarify here the types of investment management techniques the Fund may utilize.

David Orlic

January 11, 2018

The Fund will clarify that these investment management techniques principally consist of writing options as described under “Investment Objectives and Policies.”

6.	The first paragraph under the “Dividends and Distributions” heading contains the following disclosure: “A portion of the Fund’s common share distributions for the fiscal years ending 2008, 2009, 2011, 2012, 2013, 2014, 2015 and 2016 included a return of capital.” Please disclose the portion of the Fund’s common share distributions for the referenced fiscal years that constituted a return of capital. Additionally, please add disclosure explaining the effects that distributions consisting of returns of capital may have on the Fund’s net asset value and sale price.

The Fund will add the disclosure set forth in Exhibit A in response to this comment.

7.	Under the “Use of Proceeds” heading, the Prospectus Summary provides that “changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months.” Please describe the types of market conditions that could result in such an extension.

The Fund will add the disclosure set forth in Exhibit B in response to this comment.

8.	Risk Factors and Special Considerations:

a.	Commodity Pricing Risk: Please add a reference to the risk disclosure that the Fund may lose its exclusion from registration as a commodity pool operator under the Commodity Exchange Act.

The Fund will add the disclosure set forth in Exhibit C in response to this comment.

b.	Convertible Securities Risk: If the Fund invests or will invest in contingent convertible securities (“CoCos”) as a principal type of investment, then CoCos should be described, the amount the Fund might invest in CoCos should be disclosed, and there should be risk disclosure regarding CoCos.

The Fund has informed us that it does not currently invest, and has no current intention of investing, in CoCos as a principal type of investment.

c.	Investment Companies: The “Investment Companies” disclosure indicates that the Fund may invest in securities of other investment companies. Please note that if Acquired Fund Fees and Expenses (“AFFE”) exceed 0.01% of average net assets, a separate line in the Fee Table for AFFE should be added.

David Orlic

January 11, 2018

The Fund confirms that, as of June 30, 2017, the AFFE does not exceed 0.01% of average net assets.

9.	Management and Fees:

a.	Please clarify that there may be cases in which the Fund determines to use other forms of leverage.

The Fund will add the disclosure set forth in Exhibit D in response to this comment.

b.	Please disclose that because the management fee is calculated on assets attributable to the Fund’s use of leverage, Gabelli Funds, LLC, the Fund’s investment adviser: (i) may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage; (ii) will base its decision regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund; and (iii) will seek to manage that potential conflict by periodically reviewing the Fund’s performance and use of leverage with the Board.

The Fund will add the disclosure set forth in Exhibit D in response to this comment.

Prospectus

10.	Summary of Fund Expenses:

a.	Please add a reference to footnote 5 for “Interest on Borrowed Funds” in the Fee Table.

The Fund will add the requested reference.

b.	Please update the reference for “Dividends on Preferred Shares” to footnote 6 in the Fee Table.

The Fund will add the requested reference.

c.	Please confirm supplementally that “Other Expenses” in the Fee Table includes dividend expense on short sales.

The Fund confirms that to the extent the Fund incurs expenses relating to dividends paid on short sales, such expenses are included in the calculations underlying the fee table ratios.

David Orlic

January 11, 2018

11.	Investment Objectives and Policies:

a.	Certain Investment Practices: The Gold Industry Concentration and Natural Resources Industries Concentration state that, under normal market conditions, the Fund will invest at least 25% of its assets in the equity securities of “Gold Companies” and “Natural Resources Companies,” respectively, rather than in the corresponding industries (emphasis supplied). Please revise the disclosure regarding “Gold Companies” and “Natural Resources Companies” to clarify that these “companies” are principally engaged in the gold “industry” and the natural resources “industries,” as applicable.

The Fund will make the revision set forth in Exhibit E (changes bolded and underlined) in response to this comment.

b.	Interest Rate Transactions: Please clarify that when the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

The Fund will make the clarification set forth in Exhibit F in response to this comment.

12.	Under the “Risk Factors and Special Considerations—Foreign Securities Risk” subheading, please add disclosure explaining that other jurisdictions may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries, and that there may be greater levels of price volatility in foreign markets.

The Fund will add the disclosure set forth in Exhibit G (by adding the bolded and underlined language and deleting the stricken language) in response to this comment.

13.	Under the “Dividends and Distributions” heading, the disclosure states: “A portion of the Fund’s common share distributions for the fiscal years ending 2008, 2009, 2011, 2012, 2013, 2014, 2015 and 2016 included a return of capital.” Please disclose the portion of the Fund’s common share distributions for the referenced fiscal years that constituted a return of capital. Additionally, please add disclosure explaining the effects that distributions consisting of returns of capital may have on the Fund’s net asset value and sale price.

The Fund will add the disclosure set forth in Exhibit H (changes bolded and underlined) in response to this comment.

14.

The fourth paragraph under the “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan—Enrollment in the Plan” subheading contains the following disclosure: “If the net asset value of the common shares at the time of valuation exceeds the market price of the common shares, participants will receive common shares from the Fund valued at market price.” Please clarify whether the Fund intends to purchase common shares in the open market, or

David Orlic

January 11, 2018

issue new common shares, if the net asset value of the common shares at the time of valuation exceeds the market price of the common shares. If the Fund intends to purchase common shares in the open market, please include disclosure regarding how the price of the common shares will be determined.

The Fund confirms that in the scenario described in the staff’s comment it intends to purchase common shares in the open market and will add the following disclosure regarding how the price of the common shares will be determined:

Reinvesting shareholders will receive the average reinvestment price, which is calculated by dividing the total reinvestment amount by the number of common shares purchased.

15.	Under the “Anti-Takeover Provisions of the Fund’s Governing Documents” heading, the disclosure states: “Special voting requirements of 75% of the outstanding voting shares (in addition to any required class votes) apply to certain mergers or a sale of all or substantially all of the Fund’s assets, liquidation, conversion of the Fund into an open-end fund or interval fund and amendments to several provisions of the Declaration of Trust, including the foregoing provisions. In addition, after completion of the offering, 80% of the holders of the outstanding voting securities of the Fund voting as a class is generally required in order to authorize any of the following transactions . . .” Please disclose whether this voting requirement is higher than that imposed by applicable law. Please also disclose whether the Trustees have considered these provisions and determined that they are in the best interests of shareholders.

The Fund will add the following disclosure to the referenced section: “The foregoing 75% and 80% voting requirements, which have been considered and determined to be in the best interests of shareholders by the Trustees, are greater than the voting requirements imposed by the 1940 Act and applicable Delaware law.”

16.	Under the “Repurchase of Common Shares” heading, the disclosure states: “The Fund, however, may repurchase its common shares from time to time as and when it deems such a repurchase advisable.” Please add disclosure as to how repurchases will be funded and how much debt the Fund can incur for this purpose. Please also explain supplementally whether the Fund has a specific plan for determining when repurchases are “advisable” and the details of any such plan.

While the Fund reserves the flexibility to incur debt to fund repurchases of common shares, the Fund does not currently intend to incur debt to do so, and will add the following disclosure to that effect under the referenced heading: “The Fund generally intends to finance common share repurchases with cash on hand, and while the Fund may incur debt to finance common share repurchases, such debt financing would require further approval of the Board, and the Fund does not currently intend to incur

David Orlic

January 11, 2018

debt to finance common share repurchases.” If in the future the Fund’s intent changes, the Fund will supplement the Prospectus to add appropriate disclosure consistent with this comment.

The Fund notes that the disclosure under this heading states that such repurchases are authorized when the Fund’s common shares are trading at a discount to net asset value of 7.5% or more. The Fund believes that this disclosure adequately addresses when it considers such repurchases “advisable,” and it has added the following additional disclosure (changes bolded and underlined) about factors the Fund’s officers may consider in determining whether to exercise their authority to conduct such repurchases:

Although the Board of Trustees has authorized such repurchases, the Fund is not required to repurchase its common shares, and the Fund’s officers, in determining whether to repurchase Fund common shares pursuant to this authority, take into account a variety of market and economic factors including, among other things, trading volume, the magnitude of discount, bid/ask spreads, the Fund’s available cash position, leverage and expense ratios and any applicable legal or contractual restrictions on such repurchases that may be applicable at the time . . .

Statement of Additional Information

17.	Please ensure that the definitive Statement of Additional Information is dated.

Noted.

18.	Under the “Investment Objectives and Policies—Additional Risks Relating to Derivative Instruments—Loans of Portfolio Securities” subheading, please revise the Fund’s securities lending disclosure consistent with the comments provided by the staff in connection with shelves filed by other funds in the Fund’s fund complex.

The Fund will make the revision set forth in Exhibit I (by adding the bolded and underlined language and deleting the stricken language) in response to this comment.

19.	Investment Restrictions:

a.	Please explain why the Fund does not disclose a fundamental investment policy regarding investments in short sales, purchases on margin, and the writing of put and call options in the Fund’s Statement of Additional Information.

Item 17.2.b of Form N-2 requires a fund to disclose “any fundamental policy . . . not described in the prospectus with respect to . . . short sales, purchases on

David Orlic

January 11, 2018

margin, and the writing of put and call options.” Sections 8 and 13 of the Investment Company Act of 1940, as amended (the “1940 Act”), do not require a registered investment company to adopt a fundamental policy with respect to short sales, purchases on margin, and the writing of put and call options. A fundamental policy regarding short sales, purchases on margin, and the writing of put and call options is required to be disclosed in a fund’s Statement of Additional Information if the fund has adopted a fundamental policy regarding short sales, purchases on margin, and the writing of put and call options and has not disclosed such policy in the fund’s prospectus. As the 1940 Act does not require the Fund to adopt a fundamental policy regarding short sales, purchases on margin, and the writing of put and call options, and the Fund has not done so, there is no such fundamental policy to disclose in its Statement of Additional Information.

b.	Investment Restriction #5 states that the Fund may not “borrow money, except to the extent permitted by applicable law.” Please add disclosure explaining the amount of borrowing permitted under the applicable law.

The Fund will add the disclosure set forth in Exhibit J in response to this comment.

c.	Investment Restriction #6 states that the Fund may not “issue senior securities, except to the extent permitted by applicable law.” Please add disclosure explaining the amount of issuance of senior securities permitted under the applicable law.

The Fund will add the disclosure set forth in Exhibit K in response to this comment.

d.	The Staff believes that the Fund’s concentration policy set forth in Investment Restriction #1 does not clearly indicate that industry or industries in which the Fund will concentrate. Please add a clarifying statement indicating how the Fund interprets Investment Restriction #1.

The Fund will add a clarifying statement indicating how the Fund interprets Investment Restriction #1 in the form set forth in Exhibit L.

20.	The last sentence under the “Dividends and Distributions” heading states: “In addition, in order to make such distributions, the Fund may have to sell a portion of its investment portfolio at a time when independent investment judgment may not dictate such action.” Please add further disclosure explaining the negative impact on sale prices when investors sell their shares.

The Fund will add the requested disclosure.

David Orlic

January 11, 2018

Part C

21.	Other Information – Item 25. Financial Statements and Exhibits:

a.	Please update the Exhibits list to include the By-Laws of the Fund.

The Fund will make the requested change.

b.	Please confirm that the Fund will file an opinion and related consent of counsel as an exhibit to the Amendment.

The Fund confirms that it will file an opinion and related consent of counsel as an exhibit to the Amendment.

* * * * * * *

The Fund anticipates requesting the acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective by the end of January.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

David Orlic

January 11, 2018

Exhibit A

During each of the fiscal years ended December 31, 2008, 2009, 2011, 2012, 2013, 2014, 2015 and 2016, the portion of the Fund’s common share distributions that included a return of capital was approximately 70%, 61%, 2%, 14%, 43%, 100%, 100%, and 100%, respectively. When the Fund makes distributions consisting of returns of capital, such distributions may further decrease the Fund’s total assets and, therefore have the likely effect of increasing the Fund’s expense ratio as the Fund’s fixed expenses will become a larger percentage of the Fund’s average net assets. In addition, in order to make such distributions, the Fund may have to sell a portion of its investment portfolio at a time when independent investment judgment may not dictate such action. These effects could have a negative impact on the prices investors receive when they sell shares of the Fund.

David Orlic

January 11, 2018

Exhibit B

This could occur if market conditions are unstable to such an extent that the Investment Adviser believes market risk is greater than the benefit of making additional investments at that time.

David Orlic

January 11, 2018

Exhibit C

Additionally, the Fund relies on an exclusion from having to register as a “commodity pool operator” under the Commodity Exchange Act. If the Fund were to lose its ability to rely on this exclusion, compliance with additional registration and regulatory requirements would increase Fund expenses. See “Investment Objectives and Policies—Additional Risks Related to Derivative Investments—Limitations on the Purchase and Sale of Futures Contracts and Options on Futures Contracts” in the Statement of Additional Information.

David Orlic

January 11, 2018

Exhibit D

Because the investment advisory fees are based on a percentage of managed assets, which includes assets attributable to the Fund’s use of leverage, the Investment Adviser may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund’s use of leverage. There may be cases in which the Fund determines to borrow or use other forms of leverage. The Board bases its decision, with input from the Investment Adviser, regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund, and the Board seeks to manage the Investment Adviser’s potential conflict of interest by retaining the final decision on these matters and by periodically reviewing the Fund’s performance and use of leverage.

David Orlic

January 11, 2018

Exhibit E

Gold Industry Concentration

Under normal market conditions the Fund will invest at least 25% of its assets in the equity securities of Gold Companies. “Gold Companies” are those companies that are principally engaged in the gold industry, which includes companies principally engaged in the exploration, mining, fabrication, processing, distribution or trading of gold, or the financing, managing, controlling or operating of companies engaged in “gold-related” activities . . .

Natural Resources Industries Concentration

Under normal market conditions, the Fund will invest at least 25% of its assets in equity securities of Natural Resources Companies. “Natural Resources Companies” are those that are principally engaged in the group of industries that constitute the natural resources industries, which include companies principally engaged in the exploration, production or distribution of energy or natural resources, such as gas, oil, paper, food and agriculture, forestry products, metals (other than gold) and minerals as well as related transportation companies and equipment manufacturers.

David Orlic

January 11, 2018

Exhibit F

If the Fund writes (sells) a credit default swap or credit default index swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

David Orlic

January 11, 2018

Exhibit G

Because many of the world’s Gold Companies and Natural Resources Companies are located outside of the United States, the Fund may have a significant portion of its investments in securities that are traded in foreign markets and that are not subject to the requirements of the U.S. securities laws, markets and accounting requirements (“Foreign Securities”). Investments in the securities of foreign issuers involve certain considerations and risks not ordinarily associated with investments in securities of ~~U.S.~~ domestic issuers, and such securities may be more volatile than those of issuers located in the United States. Foreign companies are not generally subject to the ~~same~~ uniform accounting, auditing and financial standards and requirements as those applicable to U.S. companies. The governments of certain countries may prohibit or impose substantial restrictions on foreign investments in their capital markets or in certain industries, and there may be greater levels of price volatility in foreign markets. Foreign securities exchanges, brokers and listed companies may be subject to less government supervision and regulation than exists in the United States. Dividend and interest income may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. There may be difficulty in obtaining or enforcing a court judgment abroad. In addition, it may be difficult to effect repatriation of capital invested in certain countries. In addition, with respect to certain countries, there are risks of expropriation, confiscatory taxation, political or social instability or diplomatic developments that could affect assets of the Fund held in foreign countries. Dividend income the Fund receives from foreign securities may not be eligible for the special tax treatment applicable to qualified dividend income. Moreover, certain equity investments in foreign issuers classified as passive foreign investment companies may be subject to additional taxation risk.

David Orlic

January 11, 2018

Exhibit H

A portion of the Fund’s common share distributions for the fiscal years ending 2008, 2009, 2011, 2012, 2013, 2014, 2015 and 2016 included a return of capital. During each of the fiscal years ended December 31, 2008, 2009, 2011, 2012, 2013, 2014, 2015 and 2016, the portion of the Fund’s common share distributions that included a return of capital was approximately 70%, 61%, 2%, 14%, 43%, 100%, 100%, and 100%, respectively. When the Fund makes distributions consisting of returns of capital, such distributions may further decrease the Fund’s total assets and, therefore have the likely effect of increasing the Fund’s expense ratio as the Fund’s fixed expenses will become a larger percentage of the Fund’s average net assets. In addition, in order to make such distributions, the Fund may have to sell a portion of its investment portfolio at a time when independent investment judgment may not dictate such action. These effects could have a negative impact on the prices investors receive when they sell shares of the Fund. A portion of the distributions to the preferred shareholders for the fiscal years ending 2012, 2014, 2015 and 2016 included a return of capital. Shareholders who receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit.

David Orlic

January 11, 2018

Exhibit I

Loans of Portfolio Securities. Consistent with applicable regulatory requirements and the Fund’s investment restrictions, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described below), and are at all times collateralized by cash or cash equivalents which are maintained at all times in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earning interest on the cash amounts deposited as collateral, which will be invested in short term highly liquid obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale. The Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements, which means that “cash equivalents” accepted as collateral will be limited to securities issued or guaranteed by the U.S. ~~g~~Government or its agencies or instrumentalities or irrevocable letters of credit issued by a bank (other than the Fund’s bank lending agent, if any, or a borrower of the Fund’s portfolio securities or any affiliate of such bank or borrower) which qualifies as a custodian bank for an investment company under the 1940 Act, and no loan will cause the value of all loaned securities to exceed 20% of the value of the Fund’s total assets. The Fund’s ability to lend portfolio securities may be limited by rating agency guidelines (if any).

David Orlic

January 11, 2018

Exhibit J

With respect to investment restriction (5), the 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. The Fund’s total assets include the amounts being borrowed. To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase portfolio holdings is known as “leveraging.” Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the Investment Company Act restrictions. In accordance with SEC staff guidance and interpretations, when the Fund engages in such transactions, the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC). The investment restriction in (5) above will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act and to permit the Fund to segregate or earmark liquid assets or enter into offsetting positions in accordance with SEC staff guidance and interpretations. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

David Orlic

January 11, 2018

Exhibit K

With respect to investment restriction (6), under the 1940 Act, the Fund may issue senior securities (which may be stock, such as preferred shares, and/or securities representing debt, such as notes) only if immediately after such issuance the value of the Fund’s total assets, less certain ordinary course liabilities, exceeds 300% of the amount of the debt outstanding and exceeds 200% of the amount of preferred shares (measured by liquidation value) and debt outstanding, which is referred to as the “asset coverage” required by the 1940 Act. The 1940 Act also generally restricts the Fund from declaring cash distributions on, or repurchasing, common or preferred shares unless outstanding debt securities have an asset coverage of 300% (200% in the case of declaring distributions on preferred shares), or from declaring cash distributions on, or repurchasing, common shares unless preferred shares have an asset coverage of 200% (in each case, after giving effect to such distribution or repurchase).

David Orlic

January 11, 2018

Exhibit L

The Fund interprets investment restriction (1), above, to mean that the Fund will not concentrate its investments in a particular industry, as that term is used in the 1940 Act, except that the Fund will concentrate its investments in (a) companies principally engaged in the natural resources industries (defined in the Prospectus as “Natural Resources Companies”) and (b) companies principally engaged in the gold industry (defined in the Prospectus as “Gold Companies”). The SEC staff currently takes the position that investment of 25% of more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration; this position forms the basis for the Fund’s fundamental policies of investment of at least 25% of its assets in normal circumstances in Natural Resources Companies and in Gold Companies. The Fund also interprets investment restriction (1) to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; tax-exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations.